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                                  878270 10 7


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          TECH-NET COMMUNICATIONS, INC.
 -------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                     COMMON
 -------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   878270 10 7
         ---------------------------------------------------------------
                                 (CUSIP NUMBER)

                                 BARRY ALEXANDER
                              33948 N. 81ST STREET
                              SCOTTSDALE, AZ 85262
                                 (310) 463-0163


 -------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
  COMMUNICATIONS)


                                 AUGUST 1, 2003
         ---------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF (S)(S)240.13D-1(E), 240.13D-1(F) OR 240.13D-1(G),
CHECK THEFOLLOWING BOX [_].

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE(S)240.13d-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

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                                 SCHEDULE 13D

CUSIP No.  878270 10 7
           -----------
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1      NAMES OF REPORTING PERSONS

       Barry Alexander

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                     (a) [_]
                                     (b) [_]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)

       SC
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e) [_]

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6      CITIZENSHIP OR PLACE OF ORGANIZATION

       US
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                     7     SOLE VOTING POWER

     NUMBER OF             900,000 Common
      SHARES       -------------------------------------------------------------
                     8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY              0
                   -------------------------------------------------------------
       EACH          9     SOLE DISPOSITIVE POWER

    REPORTING              0
      PERSON       -------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
       WITH
                           900,000 Common
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       900,000 Common
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

       (See Instructions)
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.01 % of Common (see Item 5)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN

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                                  SCHEDULE 13D


   CUSIP No. 878270 10 7
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Item 1.  Security and Issuer.
-------  --------------------

This Schedule relates to shares of Common Stock of Tech-Net Communications, Inc.. ("TNTC"). TNTC's principal executive offices are located at 65 Shrewsbury Road, Livingston, NJ 07039.

Item 2.  Identity and Background.
-------  ------------------------

Barry Alexander is a shareholder of TNTC. Mr. Alexander's business address is 33948 N. 81st Street, Scottsdale, AZ 85262. During the last five years, Mr. Alexander has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Alexander is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

900,000 of the shares of TNTC Common Stock held by Mr. Alexander reported in this Schedule were acquired upon the exchange of the shares of Common Stock of Knightsbridge Fine Wines, Inc. ("KFW") held by Mr. Alexander for shares of TNTC Common Stock in connection with the share exchange of TNTC with KFW (the "Share Exchange").

Item 4.  Purpose of Transaction.
-------  -----------------------

Acquisition by TNTC of Knightsbridge Fine Wines, Inc.

Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

For purposes of Rule 13d-3, Mr. Alexander is the beneficial owner of 900,000 shares of Common Stock. Such shares represent approximately 6.01% of TNTC's voting Stock based upon 14,963,500 shares of TNTC Common Stock outstanding upon the consummation of the Share Exchange, as reported in TNTC's Form 8-K (File No. 333-90456). Mr. Alexander has sole voting and power of disposition over 900,000 shares of Common Stock. Except as described in Items 3 and 4 above Mr. Alexander, has not engaged in any other transactions with respect to these shares in the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
-------  -----------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

Item 7.  Material to be filed as Exhibits.
-------  ---------------------------------

EXHIBIT NO.     DESCRIPTION
-----------     -----------





After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 Date:  August 6, 2003
                                        By: /s/ Barry Alexander
                                        -------------------------------
                                        Barry Alexander